SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Subject Company)

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $.01 per share

Class B Common Stock, par value $.01 per share

(Title of Class of Securities)

Class A Common Stock – 806693107

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Scott K. Milsten

Senior Vice President,

General Counsel and Corporate Secretary

2002 South 5070 West

Salt Lake City, Utah 84104-4726

(801) 975-5000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad Freese

Jamie Leigh

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Schiff Nutrition International, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2012 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (as amended or supplemented from time to time, the “Offer”) by Ascot Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales, to purchase all outstanding shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), and Class B common stock, par value $0.01 per share (together with the Class A Common Stock, the “Shares”), for consideration per Share consisting of an amount net to the seller in cash equal to $42.00 without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2012 and amended and restated on November 27, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related amended and restated Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the SEC on November 16, 2012, as amended by Amendment No. 1 to the Schedule TO filed on November 21, 2012, and as further amended by Amendment No. 2 to the Schedule TO filed on November 27, 2012. The Offer to Purchase and form of Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Completion of the Offer.

At 11:59 p.m. (New York City time) on December 14, 2012, the Offer expired as scheduled. According to Wells Fargo Shareowner Services, the depositary for the Offer (the “Depositary”), as of such time, a total of approximately 28,745,180 Shares were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 96.266% of the Shares then outstanding and approximately 90.137% of the Shares then outstanding on a fully-diluted basis. Purchaser has accepted for payment all of such Shares. Payment for such Shares will be made as soon as practicable after the expiration date of the Offer. In addition, the Depositary has received commitments to tender approximately 397,714 Shares in accordance with the guaranteed delivery procedures described in the Offer to Purchase.

Purchaser and Parent intend to effect the Merger during the day on December 17, 2012 in accordance with Section 253 of the DGCL, without any vote of the Company’s stockholders or any required filings associated with the utilization of written consents in lieu of a meeting of stockholders. As a result, Purchaser will be merged with and into the Company, which shall continue as the surviving corporation and a wholly owned subsidiary of Parent. At the Effective Time, all remaining outstanding Shares not tendered in the Offer (other than Shares held by stockholders who are entitled to demand and properly demand appraisal under Section 262 of the DGCL, shares held in the Company’s treasury or shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company) will be cancelled and converted into the right to receive the Offer Price.

On December 17, 2012, Reckitt Benckiser Group plc issued a press release announcing the completion of the Transactions. The press release is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(14)	Press release of Reckitt Benckiser Group plc, dated December 17, 2012 (incorporated by reference to Exhibit (a)(5)(viii) to Schedule TO-T/A of Reckitt Benckiser Group plc, Reckitt Benckiser LLC and Purchaser filed with the SEC on December 17, 2012).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHIFF NUTRITION INTERNATIONAL, INC.

By:	/s/ Joseph W. Baty

Name:	Joseph W. Baty

Title:	Executive Vice President and Chief Financial Officer

Dated: December 17, 2012

EXHIBIT INDEX

Exhibit No.	Description

(e)(14)	Press release of Reckitt Benckiser Group plc, dated December 17, 2012 (incorporated by reference to Exhibit (a)(5)(viii) to Schedule TO-T/A of Reckitt Benckiser Group plc, Reckitt Benckiser LLC and Purchaser filed with the SEC on December 17, 2012).